October 22, 2020

By Electronic Filing

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Edward M. Kelly, Sherry Haywood, Andi Carpenter and Anne M. McConnell

Re:	AMERI Holdings, Inc.
Pre-effective Amendment No. 2 to Registration Statement on Form S-4
Filed September 17, 2020
File No. 333-238742

Ladies and Gentlemen:

We are providing this response letter on behalf of AMERI Holdings, Inc. (the “Company”) with respect to the Staff’s comment letter dated September 30, 2020, regarding the above-referenced Pre-effective Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 3 to the Registration Statement (the “Revised Filing”). This letter together with the changes reflected in the Revised Filing respond to the Staff’s comments.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Filing.

Pre-effective Amendment No. 2 to Registration Statement on Form S-4 filed September 17, 2020

Calculation of Registration Fee Table, page i

1.	We note your response to prior comment 1. The aggregate number of shares of common stock disclosed in note (1) is 38,253,037; the number of shares of common stock to be registered is 38,253,057. Please reconcile the difference.

RESPONSE: We respectfully advise the Staff that we have reconciled the disclosures regarding the number of shares of common stock in the registration fee table. We note that, because we have calculated the number of shares based on an assumed Exchange Ratio that is subject to change, and because certain components of convertible securities may change slightly based on the timing of the completion of the Offer as well as the number of outstanding shares of Jay Pharma and Ameri as of the completion of the Offer, the footnotes to the registration fee table include an estimated breakdown using approximated share numbers. However, the number of shares of common stock to be registered is 54,000,000.

Letter to the Stockholders of Ameri Holdings, Inc., page 1

2.	Please disclose the exchange ratio.

RESPONSE: We respectfully advise the Staff that we have disclosed the assumed exchange ratio on page 1 of the Revised Filing, which assumes that the Offer will be completed on December 31, 2020. Such assumed exchange ratio is subject to change, depending on the number of outstanding shares of Jay Pharma and Ameri as of the completion of the Offer, as well as the actual date of completion of the Offer. On pages 7 and 154 of the Revised Filing, we have included disclosure showing how the exchange ratio may change based on the number of shares outstanding for Jay Pharma and the Resulting Issuer.

Summary Term Sheet, page 1

3.	We note your disclosure that Alpha will acquire 3,542,441 common shares of Jay Pharma and warrants to purchase 3,542,441 common shares of Jay Pharma in connection with the $3.5 million private placement. On the cover page and page 22, the amount of the private placement is $3 million. Please correct this inconsistency.

RESPONSE: We respectfully advise the Staff that we have reconciled the disclosures regarding the amount of the private placement on the cover page and page 22 of the Revised Filing.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 56

4.	We note your response to prior comment 5. Given the structure of the transactions, including the reverse acquisition and the spin-off of Ameri, please disclose that you have not provided pro forma equivalent per share disclosures. Please also disclose the expected ownership interests in the Resulting Issuer of the historical shareholders of Ameri and Jay Pharma subsequent to the transactions.

RESPONSE: We respectfully advise the Staff that we have included the requested disclosure on page 56 of the Revised Filing.

Unaudited Pro Forma Condensed Combined Financial Statements, page 188

5.	We note your response to prior comment 9; however, based on your disclosures in note 5 on page 196, it is not clear to us how issuing 16,263,563 shares of resulting issuer common stock at $0.01 par value resulted in the adjustment of $128,080 to common stock. Please revise your adjustment.

RESPONSE: We respectfully advise the Staff that we have updated note 5 on page 198 of the Revised Filing to reflect the corrected par value.

6.	Refer to adjustment 7 on page 197. Given that the additional proceeds from the note are already reflected in Jay Pharma’s updated historical interim financial statements, it appears to us that your adjustment to cash is overstated by $500,000 and your adjustment to notes payable is understated by $500,000. Please clarify or revise your disclosures.

RESPONSE: We respectfully advise the Staff that we have corrected Note 7 on page 199 of the Revised Filing to reflect the increase in the note payable and decrease in cash.

Consolidated Financial Statements, page F-1

7.	We note your response to prior comment 21; however, please also correct the as revised disclosures for total other assets and total assets as of December 31, 2019 in note 21 on page F-70.

RESPONSE: We respectfully advise the Staff that we have corrected the revised disclosures on page F-70 of the Revised Filing.

Please contact Barry Kostiner, the Chief Financial Officer of the Company, or me at 770-935-4152, if you have any questions about our response.

Very truly yours,

Brent Kelton

cc:	Richard Friedman
Barry Kostiner
Henoch Cohn
Rick Werner